Exhibit 22

LIST OF GUARANTOR SUBSIDIARIES

The following subsidiaries of The Scotts Miracle-Gro Company (the "Company") were, as of January 2, 2021, guarantors of the Company's 5.250% Senior Notes due 2026 and 4.500% Senior Notes due 2029:

NAME OF GUARANTOR SUBSIDIARY	JURISDICTION OF FORMATION
1868 Ventures LLC	Ohio
GenSource, Inc.	Ohio
Hawthorne Hydroponics LLC	Delaware
HGCI, Inc.	Nevada
Hyponex Corporation	Delaware
Miracle-Gro Lawn Products, Inc.	New York
OMS Investments, Inc.	Delaware
Rod McLellan Company	California
Sanford Scientific, Inc.	New York
Scotts Manufacturing Company	Delaware
Scotts Products Co.	Ohio
Scotts Professional Products Co.	Ohio
Scotts-Sierra Investments LLC	Delaware
Scotts Temecula Operations, LLC	Delaware
SMG Growing Media, Inc.	Ohio
SMGM LLC	Ohio
Swiss Farms Products, Inc.	Delaware
The Hawthorne Gardening Company	Delaware
The Scotts Company LLC	Ohio